Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco Telf: 317-6000

Lima, 14 December 2021

In compliance with Article 16 of the Regulations on Important Facts, Reserved Information and Other Communications, approved by Resolution SMV 005-2014.SMV / 01, we attach a copy of the publication of FLSMITH through its website and other means.

https://www.flsmidth.com/en-gb/company/news/company-announcements/2021/cementos-pacasmayo-adds-new-pyro-line-from-flsmidth-s-missionzero-programme

Sincerely,

Diego Roda Lynch Stock Exchange Representative

CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo adds new pyro line from FLSmidth’s MissionZero programme

14 December 2021

Peruvian cement producer Cementos Pacasmayo sees FLSmidth deliver a full pyro line, including a series of sustainable flagship solutions such as the FLSmidth Cross-Bar® Cooler, Low NOx Calciner and JETFLEX® Burner.

The new pyro line at the site in Pacasmayo, north of Lima in Peru, will increase clinker production capacity by approximately six hundred thousand tonnes per year (600 KTPY). Replacing current equipment, the project reinforces Pacasmayo’s environmental sustainability strategy. Apart from the main pyro line, the order from FLSmidth includes equipment for dosing and feeding and automation of process controls.

Anders Josefsen, FLSmidth’s SVP and Head of Projects and Upgrades comments: “We are very excited to work with Cementos Pacasmayo on this project – not only on growing the business, but doing it in a sustainable way. The new line will be equipped with a state-of-the-art pyro system including several of our MissionZero solutions. With this, Pacasmayo makes a significant investment in future-proofing its production.”

“The Pacasmayo project is a prime example of our capabilities within process design – ensuring the integration to an existing plant, while also demonstrating our ability to deliver equipment that meets demands for energy and fuel efficiency,” he says.

“Investing in an additional pyro line from FLSmidth’s MissionZero programme is a fundamental step towards accomplishing our upgrade strategy for our Pacasmayo Plant, approved by our October 22, 2021 Board of Directors meeting, and enable us to better serve our customers, now and in the future. But just as importantly, we will serve them using the most efficient equipment available on the market,” says Mr. Humberto Nadal, CEO of Cementos Pacasmayo. “FLSmidth has shown excellent process knowledge - thanks to the team’s experience from similar projects around the world, and access to specialists and test facilities at their service centre in Arequipa, we have great confidence that we will achieve our targets.” Mr. Nadal concludes.

The benefits enabled by the Cross-Bar Cooler, the Low NOx Calciner and JETFLEX Burner, such as reduced energy consumption, reduced emissions and opportunities for alternative fuels, make these solutions flagships in FLSmidth’s MissionZero programme in Cement. MissionZero is the sustainability ambition to enable cement producers to run productions at zero emissions by 2030.

The contract became effective and booked as order intake in Q4 2021.

Contacts

Media Relations

Rasmus Windfeld, +45 40 44 60 60, rwin@flsmidth.com

 Investor Relations

Jannick Lindegaard Denholt, +45 21 69 66 57, jli@FLSmidth.com

FLSmidth provides sustainable productivity to the global mining and cement industries. We deliver market-leading engineering, equipment and service solutions that enable our customers to improve performance, drive down costs and reduce environmental impact. Our operations span the globe and we are close to 10,700 employees, present in more than 60 countries. In 2020, FLSmidth generated revenue of DKK 16.4 billion. MissionZero is our sustainability ambition towards zero emissions in mining and cement by 2030.

www.flsmidth.com/MissionZero